UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN
STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MDC PARTNERS INC.

(Name of Issuer)

Class A Subordinate Voting Shares without par value

(Title of Class of Securities)

552697104

(CUSIP Number)

Miles S. Nadal
MDC Partners Inc.
950 Third Avenue
New York, New York  10022
(646) 429-1801

(Name, Address and Telephone Number of Person

authorized to Receive Notices and Communications)

with a copy to:

Joseph Vollans
Nadal Financial Corporation
45 Hazelton Avenue
Toronto, Ontario, M5R 2E3
(416) 960-6099

January 22, 1998

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 552697104	Page 2 of 14 Pages

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552697104	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Miles S. Nadal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC,BK,AF,PF,OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,048,939
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,048,939
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,048,939
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 552697104	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nadal Investments Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 552697104	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nadal Investments II Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 315,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 315,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 552697104	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nadal Investments III Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 130,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 130,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 552697104	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Nadal Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 358,600
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 358,600
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 552697104	Page 8 of 14 Pages

STATEMENT PURSUANT TO RULE 13d-1(a) OF THE
GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

EXPLANATORY NOTE:  The individual reporting person has previously filed a statement, and an amendment thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the subject class of securities on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder.  The Reporting Person has determined, however, that a subsequent indirect acquisition by him of the beneficial ownership of subject securities on January 22, 1998, which, together with all other acquisitions by him, directly or indirectly, of securities of the same class during the preceding 12 months, exceeded two per cent of that class, required that he file this statement with the SEC on Schedule 13D pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A Subordinate Voting Shares without par value (the “Class A Shares”), of MDC Partners Inc., a Canadian corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 45 Hazelton Avenue, Toronto, Ontario, M5R 2E3.

Item 2. Identity and Background

This statement is being filed by Miles S. Nadal, a Canadian citizen, and by the following corporations that are wholly owned by Mr. Nadal (together with Mr. Nadal, the “Reporting Persons”):  Nadal Investments Company, a Nova Scotia corporation, Nadal Investments II Company, a Nova Scotia corporation, Nadal Investments III Company, a Nova Scotia corporation, and Nadal Investments Ltd., a Bahamian corporation.

Mr. Nadal’s principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer.  Mr. Nadal’s principal offices are located at 950 Third Avenue, New York, New York 10022.

The principal offices of the Reporting Persons wholly owned by Mr. Nadal, other than Nadal Investments Ltd., are located at 45 Hazelton Avenue, Toronto, Ontario, M5R 2E3. The principal offices of Nadal Investments Ltd. are located at British Colonial Centre of Commerce, One Bay Street, 3rd Floor, P.O. Box N-7115, Nassau, The Bahamas.  Because of Mr. Nadal’s control of these corporations, the corporations are filing this statement although individually they do not beneficially own more than 5% of the subject class of securities.  The Reporting Persons, however, do not affirm the existence of a “group” within the meaning of Section 13(d)(3) of the Act or Rule 13d-5(b) thereunder.

Mr. Nadal is the sole executive officer and director of each of the other Reporting Persons.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 552697104	Page 9 of 14 Pages

Item 3.  Source and Amount of Funds or Other Consideration

The funds used to purchase the Class A Shares reported in this statement, including funds used to pay the exercise price of employee stock options granted to Mr. Nadal by the Issuer, were derived from (i) Cdn. $277,483 of a Cdn. $6,820,000 loan from the Issuer; (ii) certain personal lines of credit available to Mr. Nadal through financial institutions; and (iii) Mr. Nadal’s personal funds.  In addition, (x) 208,600 Class A Shares were acquired upon the exercise of stock appreciation rights and 150,000 Class A Shares were acquired upon the vesting of financial performance-based restricted stock units, in each case granted by the Issuer to a corporation wholly owned by Mr. Nadal, without the expenditure of funds, and (y) 803,000 Class A Shares reported as beneficially owned in this Schedule 13D represent shares that Mr. Nadal has the right to acquire within 60 days through the exercise of the currently vested portions of stock options granted to him by the Issuer, for which no funds have yet been expended.

The loan from the Issuer identified above was outstanding prior to the effective date of the Sarbanes-Oxley Act of 2002, and this “grandfathered” loan has not been subsequently modified or amended by the Issuer.  The Issuer’s corporate governance guidelines prohibit the Issuer from making any new personal loans or extensions of credit to directors or executive officers of the Issuer.  This loan was been disclosed in the Issuer’s proxy statement and management information circulars relating to its annual meetings of shareholders.

The lines of credit were made available to Mr. Nadal in the ordinary course of business by the financial institutions presently named ICICI Bank Canada and the CIBC Wood Gundy division of CIBC World Markets Inc.

Item 4. Purpose of Transaction

(a) – (i)  Not applicable.

(j)  Mr. Nadal owns securities of the Issuer for investment purposes.  Mr. Nadal intends to review on a continuing basis his investment in the Issuer and may from time to time increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to Mr. Nadal, general stock market and economic conditions, tax considerations and other factors.

In his capacity as Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Nadal intends to continue taking an active role in the Issuer’s management.

Other than as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule I hereto, currently has no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Nadal reserves the right to develop alone, or with others, such plans or proposals).

Item 5.  Interests in Securities of the Issuer

(a)  As of March 26, 2007, the Reporting Persons wholly owned by Mr. Nadal owned an aggregate of 1,303,600 Class A Shares (including, as discussed below, shares to be issued to Nadal Investments for the portion of financial performance-based restricted stock units that vested upon the satisfaction of 2006 performance measures) as set forth on the cover page for each such Reporting Person, representing an aggregate of 5.3% of the outstanding Class A Shares.  By virtue of his control of these corporations, Mr. Nadal may also be deemed to be the beneficial owner of the Class A Shares held by them.  The filing of this

CUSIP No. 552697104	Page 10 of 14 Pages

Schedule 13D, however, shall not be construed as an admission that Mr. Nadal is, for purposes of Section 13(d) or 13(g) of the Act or otherwise, the beneficial owner of the securities held by these corporations.

In addition to the foregoing Class A Shares which may be deemed to be beneficially owned by Mr. Nadal, as of March 26, 2007, Mr. Nadal owned 940,911 Class A Shares and had the right to acquire within 60 days (i) 803,000 Class A Shares through the exercise of the currently vested portions of employee stock options granted to Mr. Nadal by the Issuer and (ii) 1,428 Class A Shares through the conversion of Cdn. $ 20,000 in principal amount he owns of the Issuer’s 8% convertible unsecured subordinate debentures.  Pursuant to Rule 13d-3(d)(1)(i) under the Act, only the Class A Shares that Mr. Nadal had the right to acquire within 60 days are deemed to be outstanding for purposes of determining the percentage of the subject class of securities beneficially owned by Mr. Nadal, and the Class A Shares issuable to persons other than Mr. Nadal pursuant to similar rights are not deemed to be outstanding.  Accordingly, as of March 26, 2007, Mr. Nadal would be deemed to be the beneficial owner of 12.0% of the subject class.

An aggregate of 8,897 Class A Shares reported in this Schedule 13D as beneficially owned by Mr. Nadal (including 1,428 Class A Shares that he has the right to acquire through the exercise of the convertible debentures described above) are held in registered education savings plan accounts for the benefit of Mr. Nadal’s children.  Mr. Nadal disclaims beneficial ownership of such shares.

(b)  See Items 7 through 10 of the cover page for each Reporting Person.

(c)  Transactions by the Reporting Persons, or persons named in Schedule I hereto, that were effected during the past 60 days are as follows:

On March 15, 2007, 50% of the restricted stock units granted to Stallion Investments Limited, a Malta corporation indirectly wholly owned by Mr. Nadal (“Stallion Investments”), on February 28, 2006 vested following the satisfaction of the targeted performance measure for 2006 set forth in relevant financial performance-based restricted stock unit grant agreement.  Upon Stallion Investments’ election, the 150,000 Class A Shares underlying the vested restricted stock units will be issued to Nadal Investments Ltd. and are included in the shares reported in this Schedule 13D as beneficially owned by both Nadal Investments Ltd. and Mr. Nadal.

(d)  Not applicable.

(d)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Issuer entered into a Management Services Agreement, effective November 1, 1997 (the “Management Services Agreement”), with Nadal Financial Corporation, an Ontario corporation wholly owned by Mr. Nadal (“Nadal Financial”), pursuant to which the Issuer retained Nadal Financial and its successors to provide the Issuer with certain management and financial advisory services, as well as general advice of a strategic nature, including the personal services of Mr. Nadal as Chairman of the Board and President and/or Chief Executive Officer of the Issuer.  A portion of Nadal Financial’s rights and obligations under the Management Services Agreement have been assigned to Stallion Investments.  Among other things, the Issuer states in the Management Service Agreement that it is its intention to issue to Mr. Nadal and/or Nadal Financial or its successors, on an annual basis during the term of the agreement, the maximum number of options to acquire securities of the Issuer permitted under the Issuer’s applicable stock option incentive

CUSIP No. 552697104	Page 11 of 14 Pages

plan, subject, among other things, to the due exercise of discretion by the compensation commission of the Issuer’s Board of Directors.  In addition, in consideration of a loan to Nadal Financial which the Issuer agreed to make available, Mr. Nadal agreed in the Management Services Agreement not to exercise options to acquire up to 250,000 Class A Shares without the consent of the Issuer’s Board of Directors, so long as the loan remained outstanding.

As of March 26, 2007, Mr. Nadal and the Issuer are parties to stock option agreements with respect to an aggregate of 885,000 Class A Shares; the Issuer has issued to Nadal Investments Ltd. stock appreciation rights with respect to 338,200 Class A Shares; Stallion Investments and the Issuer are parties to a financial performance-based restricted stock unit grant agreement with respect to 150,000 as yet unvested Class A Shares; and, on March 20, 2007, the Issuer granted financial performance-based restricted stock units with respect to an additional 283,614 Class A Shares for which Stallion Investments and the Issuer will be entering into a new grant agreement.  The forms of such agreements have been filed with the SEC as exhibits to periodic reports by the Issuer and the principal terms thereof have been reported by Mr. Nadal on statements on Form 4 filed with the SEC.  The Class A Shares underlying the stock appreciation rights and the as yet unvested restricted stock units are not deemed to be beneficially owned by any of the Reporting Persons in accordance with Rule 13d-1(d)(1)(i) under the Act.

Other than as set forth above or otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer to which either of the Reporting Persons is a party.

Item 7. Material to Be Filed as Exhibits

Exhibit 10.1  -

Management Services Agreement, dated November 1, 1997, among the Issuer,

Nadal Financial and Mr. Nadal, as amended (incorporated by reference to Exhibit

10.8 to the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2004)

Exhibit 10.2  -

Amended and Restated Stock Option Incentive Plan (incorporated by reference to

Exhibit 10.9 to the Issuer’s Quarterly Report on Form 10-Q filed on May 10,

2004)

Exhibit 10.3  -

2005 Stock Incentive Plan of the Issuer (incorporated by reference to Exhibit B of the Issuer’s definitive Proxy Statement filed on Schedule 14A on April 29,

2005)

Exhibit 10.4  -

Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005)

Exhibit 10.5  -

Stock Appreciation Rights Plan dated as of April 22, 2004 (incorporated by reference to Exhibit 10.10 to the Issuer’s Quarterly Report on Form 10-Q filed on

May 10, 2004)

Exhibit 10.6  -

Form of Performance-Based Restricted Stock Unit Grant Agreement

(incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form

8-K filed on March 2, 2006)

Exhibit 99     -

Joint Filing Agreement

CUSIP No. 552697104	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: March 26, 2007

/s/ Miles S. Nadal

MILES S. NADAL

NADAL INVESTMENTS COMPANY

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

NADAL INVESTMENTS II COMPANY

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

NADAL INVESTMENTS III COMPANY

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

NADAL INVESTMENTS LTD.

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

CUSIP No. 552697104	Page 13 of 14 Pages

EXHIBIT 99

JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(1)  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(2)  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

/s/ Miles S. Nadal

MILES S. NADAL

NADAL INVESTMENTS COMPANY

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

NADAL INVESTMENTS II COMPANY

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

NADAL INVESTMENTS III COMPANY

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

CUSIP No. 552697104	Page 14 of 14 Pages

NADAL INVESTMENTS LTD.

By:  /s/ Miles S. Nadal

        Miles S. Nadal

        Chairman and Chief Executive Officer

Dated:  March 26, 2007